Exhibit 99.3

5400 W Cedar Ave Lakewood, CO 80226 Telephone: 303.953.1454 Fax: 303.945.7991

October 18, 2021

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Re: ParcelPal Logistics, Inc.

Ladies and Gentleman:

We have reviewed the information contained in the Change of Auditor Notice of ParcelPal Logistics, Inc. dated October 18, 2021 (the “Notice”), which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102. Based on our Knowledge as of the date hereof, we agree with the statements contained in the Notice. We have no basis to agree or disagree with the comments in the Notice relating to Dale Matheson Carr-Hilton Labonte LLP.

Sincerely,

BF Borgers CPA PC
Certified Public Accountants
Licensed Public Accountants
Lakewood, CO